Kyivstar Shareholders Re-elect Board and Chairman, Demonstrating Shareholder Confidence in Leadership Kyiv and New York, May 12, 2026: Kyivstar Group Ltd. (Nasdaq: KYIV; KYIVW) (the “Company” or “Kyivstar”), the parent company of JSC Kyivstar, Ukraine’s leading digital operator and part of VEON Group (Nasdaq: VEON), today held its 2026 Annual General Meeting of Shareholders (the “AGM”) via tele-conference. During the AGM, the Company’s shareholders re-elected the slate of Kyivstar’s 10 current directors to continue serving as the Company’s Board of Directors (the “Board”). Kyivstar welcomes back Serdar Çetin, Betsy Z. Cohen, Augie K Fabela II, Sir Brandon Lewis, Burak Ozer, Duncan Perry, Michael R. Pompeo, Dmytro Shymkiv, Michiel Soeting and Kaan Terzioğlu to the Board. Following the AGM, the new Board held its inaugural meeting, and re- elected Kaan Terzioğlu as the Chairman of the Board. The re-election reflects continued shareholder support for Kyivstar’s strategy of digital ecosystem growth, market-leading connectivity and disciplined execution. “I am honored to be re-elected as Chairman and to continue serving alongside our distinguished directors. Kyivstar delivered a strong performance in 2025, validating our strategy and supporting Board continuity. Our Nasdaq listing underscored the strength of our business, digital revenues grew more than sixfold year-on-year to 15.7% of fourth-quarter revenue, and our SpaceX partnership is advancing next-generation connectivity,” said Kaan Terzioğlu. “These results reflect disciplined execution and position us for continued value creation. On behalf of the Board, I thank our shareholders for their continued support.” Kyivstar delivered total revenue of USD 1,157 million in FY25, up 25.9% year-on-year (YoY), and EBITDA of USD 648 million, up 25.8% YoY, with an EBITDA margin of 56.0%. Digital revenue grew 4.7x YoY to USD 124 million in FY25, reaching 10.7% of the revenue mix. In 4Q25, digital revenue increased 6.1x YoY to USD 50 million, comprising 15.7% of total revenue. Multiplay customers – those using voice, 4G data and at least one digital application – expanded 18.0% YoY to 7.3 million as of December 31, 2025. Holders of approximately 91% of Kyivstar Group Ltd. shares were represented at the AGM. The Company laid before shareholders the report of the Company’s auditor and the audited financial statements of the Company for the financial year ended December 31, 2025. Shareholders also approved the re-appointment of UHY LLP as external auditor of the Company’s financial statements for the financial year ended December 31, 2026, and authorized the Board to fix the remuneration of UHY LLP for such period. In addition, shareholders approved the proposed amendment to Bye-law 56.3 to streamline the remuneration determination process by placing authority solely with the Remuneration Committee. Further information on the Company’s AGM is available on the Company’s website: https://investors.kyivstar.ua/corporate-governance/agm. About Kyivstar Group Ltd. Kyivstar Group Ltd. (“Kyivstar”) is a Nasdaq-listed holding company that operates JSC Kyivstar, Ukraine’s leading digital operator and the first Ukrainian company to list on a U.S. stock exchange. Kyivstar’s companies provide a broad range of connectivity and digital services, including mobile and fixed-line voice and data, ride-hailing, e-health, digital TV, and enterprise solutions such as Big Data, cloud, and cybersecurity. For more information, please visit https://investors.kyivstar.ua/corporate-governance/agm Nasdaq tickers: KYIV; KYIVW Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including in relation to KGL’s strategy, shareholder returns and capital allocation policy. Contact information Kyivstar Group Ltd Investor Relations ir@kyivstargroup.com